

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Yimeng Shi
Chief Financial Officer
uCloudlink Group Inc.
Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: uCloudlink Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 27, 2022**
> **File No. 001-39302**

Dear Yimeng Shi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology